                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                   NEW WORLD COFFEE - MANHATTAN BAGEL, INC.,
                     f/k/a NEW WORLD COFFEE & BAGELS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   648904200
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                                 (CUSIP Number)

                                Thomas N. Trkla
                       Brookwood New World Investors, LLC
                                 55 Tozer Road
                          Beverly, Massachusetts 01915
                          Telephone no. (978) 927 8300
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 18, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 648904200               13D                          PAGE 2 OF 9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Brookwood New World Investors, LLC
    FEIN: 04-3525760
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,196,910
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,196,910
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,196,910
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
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14   TYPE OF REPORTING PERSON (See Instructions)

     OO
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
CUSIP NO. 648904200               13D                          PAGE 3 OF 9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Brookwood New World Co., LLC
    FEIN: 04-3525759
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,196,910
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,196,910
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,196,910
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
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14   TYPE OF REPORTING PERSON (See Instructions)

     OO
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
ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation ("New World"). The principal executive offices of New World are located at 246 Industrial Way West, Eatontown, New Jersey 07724.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by: (i) Brookwood New World Investors, LLC, a Delaware limited liability company (the "Company"), with respect to shares beneficially owned by it; and (ii) Brookwood New World Co., LLC, a Delaware limited liability company (the "Manager"), with respect to shares beneficially owned by it. The Manager is the sole managing member of the Company.

         (b) The address of both the Company and the Manager is 55 Tozer Road, Beverly, Massachusetts 01915.

         (c) The Company was formed for the purpose of acquiring, owning, voting and disposing of the securities of New World described herein. The Manager's primary business is to act as a managing member of the Company.

         (d) Neither the Company nor the Manager have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Company nor the Manager have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Company is a Delaware limited liability company. The Manager is a Delaware limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Company has the right to purchase 1,196,910 shares of Common Stock at a price of $0.01 per share upon exercise of its Warrant (as defined in Item
4). The aggregate purchase price for the Common Stock, if its Warrant is exercised in full, is $11,969.10. The Company's Warrant was acquired pursuant to a Series D Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") among New World, the Company and BET Associates, L.P., a Delaware limited partnership ("BET") attached hereto as Exhibit 1. The aggregate consideration paid by the Company for both its Series D Preferred (as defined in Item 4) and its Warrant was $7,500,000, which was funded with contributions from the Company's members.


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ITEM 4.  PURPOSE OF TRANSACTION.

         On August 11, 2000, New World, the Company and BET entered into the Purchase Agreement. The first closing, under the Purchase Agreement, pursuant to which BET purchased its Series D Preferred and its Warrant, occurred on August 14, 2000. The second closing under the Purchase Agreement, pursuant to which the Company purchased its Series D Preferred and Warrant, occurred on August 18, 2000. Under the terms of the Purchase Agreement, the Company and BET each purchased (i) 8,108.108 shares of New World's Series D Preferred Stock (the "Series D Preferred") and (ii) a warrant to purchase up to 1,196,910 shares of Common Stock which represents approximately 7.7% of the Common Stock (each, a "Warrant"). The form of the Warrant is attached hereto as Exhibit 2. Pursuant to
Section 2.1(a) of the Purchase Agreement, the number of shares that the Company may receive upon exercise of its Warrant is subject to upward adjustment depending upon certain future events affecting the capitalization of New World. The shares of Common Stock issuable upon exercise of a Warrant are entitled to registration rights under the terms of a Registration Rights Agreement among New World, the Company and BET, attached hereto as Exhibit 3. Under the terms of the Purchase Agreement, if New World fails to take actions to redeem the Series D Preferred within one year of the closing, New World will be required to issue to each of the Company and BET, each quarter for the next four quarters, additional warrants representing an additional 1.34% of New World, subject to reduction for any redemption(s) that occur during that year. Further, under the terms of the Purchase Agreement, if New World fails to take actions to redeem the Series D Preferred within two years of the closing, New World will be required to issue to each of the Company and BET, each quarter for the next four quarters, additional warrants representing an additional 2.015% of New World, subject to reduction for any redemption(s) that occur during that year.

         Pursuant to the Certificate of Designations for the Series D Preferred (the "Certificate of Designations"), which is attached hereto as Exhibit 4, Eve
M. Trkla, an executive officer of an affiliate of the Company and the Manager, was appointed to the board of directors of New World (the "Board"). In addition, the Certificate of Designations provides that holders of a majority of the Series D Preferred (i.e., the Company and BET) are entitled to elect the minimum number of directors that shall consist of at least two-sevenths of the Board. Upon the occurrence of certain events described in the Certificate of Designations, the holders of the Series D Preferred have the right to elect additional directors so that the holders of the Series D Preferred will have then appointed one-half of the Board.

         Pursuant to the Certificate of Designations, so long as any shares of the Series D Preferred are outstanding, the consent of holders of at least 67% of the Series D Preferred is required for New World to: (i) amend or repeal any provision of New World's Certificate of Incorporation or By-Laws in a manner which materially adversely affects the rights and preferences of the holders of Series D Preferred; (ii) authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with the Series D Preferred; (iii) pay or declare any dividend on any other type or class of securities, other than a dividend payable in common stock or rights under New World's rights plan; (iv) authorize a sale of any substantial portion of the assets of New World (other than sales of stores owned by New World or its


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subsidiaries), or a recapitalization or reorganization of New World (other than stock splits, combinations and/or dividends); (v) take any action that results in New World incurring or assuming more than $1,000,000 of funded indebtedness (other than borrowings under the New World's existing line of credit, either on an individual or cumulative basis), except as contemplated by New World and described in the Purchase Agreement; (vi) merge or consolidate with or into any person, or enter into any agreement to accomplish such merger or consolidation, except as contemplated by New World and described in the Purchase Agreement;
(vii) effect or allow fundamental change the nature of New World's business; or
(viii) otherwise materially affect the rights, privileges and preferences of the holders of New World's Series D Preferred Stock.

         Except as set forth above, neither the Company nor the Manager have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of New World, or the disposition of securities of New World;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving New World;

         (c)   A sale or transfer of a material amount of assets of New World;

         (d) Any material change in the present capitalization or dividend policy of New World;

         (e) Any other material change in New World's business or corporate structure;

         (f) Changes in New World's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of New World by any person;

         (g) A class of securities of New World being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of New World becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

         (i)   Any action similar to those enumerated above.

         Any decision by the Company or the Manager in the future to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

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         (a)   As of the date hereof, the Company and the Manager, was the beneficial owner of an aggregate of 1,196,910 shares (including 1,196,910 shares of Common Stock which the Company has the right to acquire upon exercise of its Warrant) of Common Stock of New World, which constitutes approximately 7.7% of the 15,536,078 shares of Common Stock outstanding as of July 25, 2000 (as reported in New World's quarterly report on Form 10-Q for the quarter ended June 25, 2000) giving effect to the issuance of the shares which the Company and BET have the right to acquire upon exercise of their Warrants.

         (b) Each of the Company and the Manager share the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which the Company has the right to acquire upon exercise of its Warrant) beneficially owned by it.

         (c) Other than as described in Items 3 and 4 above, neither the Company nor the Manager have engaged in any transactions in the Common Stock within the past 60 days.

         (d)   Not applicable.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Item 4 of this Schedule 13D, neither the Company nor the Manager have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New World, including but not limited to transfer or voting of any of the securities of New World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.    Purchase Agreement

         2.    Warrant

         3.    Registration Rights Agreement

         4.    Certificate of Designations

         5.    Amendment to Certificate of Designations


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2000

                                           BROOKWOOD NEW WORLD INVESTORS, LLC,
                                           a Delaware limited liability company

                                               By: Brookwood New World Co., LLC


                                                    By:   /s/  Thomas N. Trkla
                                                          ---------------------
                                                    Name: Thomas N. Trkla
                                                    Title: Manager




                                           BROOKWOOD NEW WORLD CO., LLC


                                               By: /s/ Thomas N. Trkla
                                                   -------------------
                                               Name: Thomas N. Trkla
                                               Title: Manager


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                                  EXHIBIT INDEX

Exhibit No.                Document

      1. Series D Preferred Stock and Warrant Purchase Agreement dated August 11, 2000 among New World Coffee - Manhattan Bagel, Inc., Brookwood New World Investors, LLC and BET Associates, L.P.

      2. Form of Warrant to purchase common stock New World Coffee - Manhattan Bagel, Inc. issued to Brookwood New World Investors, LLC.

      3. Registration Rights Agreement dated August 11, 2000 among New World Coffee - Manhattan Bagel, Inc., Brookwood New World Investors, LLC and BET Associates, L.P.

      4.       Certificate of Designations of New World Coffee - Manhattan
               Bagel, Inc.

      5. Amendment to Certificate of Designations of New World Coffee - Manhattan Bagel, Inc.